UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, April 1, 2019

We hereby, comply to inform that today, April 4th, 2019, the Annual Shareholders' Meeting was held, on first call, and the following items were discussed:

1.
Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2018 Fiscal Year.  It was approved: the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2018 Fiscal Year.

2.	Application of Results for 2017 Fiscal Year. It was approved: to apply the net loss of S/ 81,793,077.00 for the Fiscal Year 2018 to the Retained Earnings account.

3.	Board Meetings Attendance Fees for 2019 Fiscal Year. It was approved: the Board Meetings attendance fees for the Fiscal Year 2019, under the terms exposed by the President of the Meeting.

4.
Delegation to the Board of Directors of the designation of the External Auditor for the 2019 Fiscal Year. It was approved: to delegate to the Board of Directors the designation of the external auditor for the 2019 Fiscal Year, under the terms exposed to the Meeting.

Sincerely,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: April 1, 2019